# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SAGTEC GLOBAL Ltd, CIK 0002029138
CUSIP: G32212105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: NO 43-2, JALAN BESAR KEPONG, PEKAN KEPONG, Malaysia (N8), 52100
Date of event which requires filing of this statement: 11/11/2025
Filed by CIK 0001945619
Persons authorized to receive notices and communications: Edward Honour, 1501 WOODFIELD ROAD, SUITE 114E, SCHAUMBURG, Illinois (IL), 60173, 847-868-4052

## Reporting persons
- Kinetic Seas Inc. (CIK 0001945619): type of reporting person: corporation (CO); citizenship or place of organization: Colorado (CO); source of funds: other (OO); sole voting power 5,500,000; shared voting power 0; sole dispositive power 5,500,000; shared dispositive power 0; aggregate amount beneficially owned 5,500,000 (30.55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SAGTEC GLOBAL Ltd
Address of issuer's principal executive offices: NO 43-2, JALAN BESAR KEPONG, PEKAN KEPONG, Malaysia (N8), 52100

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Kinetic Seas Inc. (the "Reporting Person").
Residence or business address: Principal business address: 1501 Woodfield Rd, Suite 114E Schaumburg IL 60173
Present principal occupation or employment: Principal business: technology and intellectual-property development; the Reporting Person operates as an OTCQB-listed public company.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor any of its executive officers or directors has been convicted in any criminal proceeding or been a party to any civil proceeding of a judicial or administrative body resulting in any judgment, decree or final order enjoining future violations of securities laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor any of its executive officers or directors has been convicted in any criminal proceeding or been a party to any civil proceeding of a judicial or administrative body resulting in any judgment, decree or final order enjoining future violations of securities laws.
Citizenship: Place of organization: Colorado U.S.A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired 5,500,000 shares of Common Stock of the Issuer as non-cash consideration pursuant to a License and Services Agreement dated August 21, 2025 and the Addendum dated October 28, 2025 (the "Agreement"), under which the Reporting Person granted certain intellectual-property rights and agreed to provide technology and consulting services to the Issuer for a term of five (5) years. No cash consideration was paid by the Reporting Person for these shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares as partial consideration for entering into the Agreement. The acquisition was undertaken for commercial and investment purposes. The Reporting Person does not currently have any plans or proposals that relate to or would result in (a) an extraordinary corporate transaction involving the Issuer, (b) a change in control of the Issuer, (c) a change in the Issuer's board of directors, or (d) any other action described in Item 4(a)-(j) of Schedule 13D.

The Reporting Person may from time to time review its investment position and may dispose of some or all of its holdings as circumstances warrant.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 5,500,000 shares of Common Stock. Based on 12,550,000 shares of Common Stock outstanding as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2024, these shares represent approximately 30.55% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote and dispose of such shares.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3, the Reporting Person has not effected any transactions in the Issuer's Common Stock within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person entered into a License and Services Agreement with the Issuer dated August 21, 2025 and the subsequent addendum dated October 28, 2025, under which the 5,500,000 shares were issued on November 11,2025 as consideration. The shares may be subject to contractual transfer restrictions and Rule 144 limitations on resale. Except for that Agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 -- License and Services Agreement dated August 21, 2025 and Addendum Dated October 28, 2025 between Kinetic Seas Inc. and Sagte(es) Global Limited.

## Signatures
- Kinetic Seas Inc.: /s/ Edward S. Honour, Edward S. Honour, CEO & Chairman of the Board of Directors (11/14/2025)